FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	192,607
Accounts receivable		250,848
Prepaid expenses		23,539
Total assets	$	466,994

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	389,377
Total liabilities		389,377

STOCKHOLDER'S EQUITY:

Capital stock $100 par value, 100 shares authorized, issued and outstanding	10,000
Additional paid-in-capital	24,057
Retained earnings	43,560
Total stockholder's equity	77,617
Total liabilities and stockholder's equity	$ 466,994

The accompanying notes are an integral part of these financial statements